Filed by DoorDash, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Maplebear Inc.
Commission File No.: 001- 41805
Date: November 13, 2026

This filing relates to the proposed transaction between DoorDash, Inc., a Nevada corporation (“DoorDash”), and Maplebear Inc., a Delaware corporation (“Instacart”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 28, 2026, among DoorDash, Ibiza Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DoorDash (“Merger Sub”), and Instacart:

What They’re Saying: Local Grocers and State Retail Associations Welcome DoorDash and Instacart Joining Forces
Regional and independent grocers say the proposed combination would build on valued partnerships and help them compete with the largest retailers.

Following the announcement of DoorDash’s agreement to acquire Instacart, regional and independent grocery leaders are joining state retail associations from throughout the country to support the proposed combination, pointing to opportunities to strengthen their businesses and better serve their customers.

DoorDash and Instacart share a mission to help local businesses succeed. Combined, the two will be able to provide local grocers and retailers of all sizes the best of both services, giving them access to the full suite of tools they need to keep up with the biggest players. This translates into more savings, higher quality, and more selection and choice for consumers — which leads to more sales for local businesses and more earnings for Dashers and Shoppers. Local and regional grocers and retail associations representing thousands of businesses from around the country are celebrating the deal.

Here’s what they’re saying:

Chad Milam, Chief Administrative Officer, Milam’s Markets (Miami-Dade County, Florida):

“Every day, we have to compete against some of the largest retailers in the world. As a family owned and operated business, we’ve appreciated the growth and technology support both Instacart and DoorDash have provided over the years. With DoorDash and Instacart as one company, we’re confident we’ll be able to compete in the Miami grocery market even more effectively.”

Northgate Gonzalez Market (Southern California):

“As a family business, we’ve always believed in welcoming every guest like family, whether they visit our stores or shop with us online. We look forward to continuing our work with DoorDash and Instacart to bring the flavors and warmth of Northgate Gonzalez Market to the communities we call home.”

Trei Campbell, Chief Merchandising Officer, Woodlands Market (Marin County and San Francisco, California):

“Woodlands is a California market built around meals and moments that leave you hungry to come back. Our longstanding partnerships with DoorDash and Instacart help us bring that experience to more of our local communities, and we believe bringing the two companies together will help us deliver it even better.”

Manuel Sauceda, Chief Information Officer, JONS Fresh Marketplace (Greater Los Angeles Area):

“We take pride in bringing our neighborhoods the foods they love and the flavors that remind them of home. We value our partnerships with both DoorDash and Instacart and are excited about this news. We look forward to continued growth together, reaching more customers and better serving the communities that make JONS who we are.”

George Zoitas, CEO, Westside Market (New York City):

“As a family-owned and operated business, Westside Market takes pride in providing the neighborhoods we serve with the highest-quality foods and hard-to-find products. We feel that DoorDash and Instacart coming together helps us continue to provide the best experience for our customers.”

Josh Wing, Vice President of IT, Coborn's (Minnesota, North Dakota, South Dakota, Wisconsin, Michigan, and Illinois):

“As a regional grocer, we compete every day with much larger players, and Instacart has helped us do that with technology and tools we couldn’t build on our own. We’re encouraged by what Instacart’s potential partnership with DoorDash could mean for grocers like us, with more resources and capabilities to help us grow and serve our communities.”

Misty Deskins, Senior Director of Marketing, Food City (Kentucky, Virginia, Tennessee, Georgia, and Alabama):

“We’ve been focused on growing our eCommerce business with DoorDash and Instacart for several years and continue to see customer expectations for the digital experience evolve. As we continue to invest in those platforms, we’re excited about DoorDash’s acquisition of Instacart. Together, these valued partners will enable us to keep innovating to exceed customer needs and improve their shopping experience.”

Jon King, President, Hays Food Town, Inc. (Arkansas and Missouri):

“As a family-owned supermarket company, we recognize the importance of embracing technology to compete in an increasingly challenging grocery market. DoorDash and Instacart have provided us with valuable opportunities to reach more customers and offer the convenience they expect. We’re excited about the potential of these two innovative companies coming together and believe their combined technology, resources, and expertise will create even greater opportunities for regional grocers like Hays to grow, compete, and better serve the communities that depend on us.”

Tim Phelan, President of the Connecticut Retail Network:

“Connecticut retailers and grocers are committed to giving their customers a great shopping experience, and today that means offering delivery. DoorDash and Instacart together will help retailers and grocers keep pace with rapid technological change and evolving customer preferences, so they can keep supporting Connecticut’s economy and jobs across the state.”

 Bruce Nustad, President, Minnesota Retailers Association:

“We’ve heard positive feedback from retailers about how DoorDash and Instacart help them reach customers and meet growing expectations for convenience. Today’s customer expects last-mile delivery to be part of the shopping experience, whether they’re buying from a neighborhood store or a national retailer. DoorDash's acquisition of Instacart would seem to build on those strengths and should enable even better service for retailers and their customers. We support opportunities like this to improve delivery, help retailers grow and make it easier for consumers to shop the stores they value.”

This deal is about lowering costs for local grocers and making groceries more affordable for consumers. Trusted grocery brands and organizations representing thousands of small retailers from around the country agree that this combination would help them grow their businesses and better serve their communities. Find out more at shoplocaltogether.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the future financial or operating performance of DoorDash, Inc. (“DoorDash”) or Maplebear Inc. (“Instacart”). In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “toward,” or “continue” or the negative of these words or other similar terms or expressions that concern DoorDash’s or Instacart’s expectations, strategies, plans, or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding the proposed acquisition of Instacart by DoorDash pursuant to the Agreement and Plan of Merger among DoorDash, Ibiza Merger Sub, Inc., a wholly owned subsidiary of DoorDash, and Instacart (the “Merger Agreement” and such transaction, the “Proposed Transaction”); the expected financing of the Proposed Transaction; the expected timing and likelihood of completion of the Proposed Transaction on the terms contemplated or at all; the expected benefits, synergies, and strategic value of the Proposed Transaction, including the future financial and operating performance of the combined company; DoorDash’s plans and expectations regarding the integration of Instacart; and the plans, objectives, expectations, and intentions of DoorDash and Instacart with respect to the Proposed Transaction, the period of pendency of the Proposed Transaction and the combined company. These expectations and beliefs may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties related to: the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee or reimburse expenses; the ability to obtain, or delays in obtaining, governmental and regulatory approvals required for the Proposed Transaction, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required clearance or approval under the Competition Act (Canada) or under the Israeli Economic Competition Law-1988, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction; the ability to obtain the requisite approval of Instacart stockholders; the satisfaction or waiver of the other conditions to the closing of the Proposed Transaction; delays in completing the Proposed Transaction, or the failure to complete the Proposed Transaction at all; the ability to obtain adequate financing or financings on satisfactory terms and the effect of any indebtedness incurred in connection with the Proposed Transaction on the combined company’s credit ratings; the ability to successfully integrate Instacart’s business and to realize the anticipated cost savings, synergies, and other benefits of the Proposed Transaction within the expected timeframe or at all; the effect of any announcement relating to the Proposed Transaction on the market price of DoorDash’s or Instacart’s common stock; fluctuations in the market price of DoorDash common stock and the possibility that Instacart stockholders may receive a form of consideration different from what they elect as a result of proration; the nature, cost, and outcome of any litigation related to the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and opportunities; adverse reactions or changes to business or employee relationships resulting from the announcement, pendency, or completion of the Proposed Transaction; the ability of DoorDash and Instacart to retain and hire key personnel; economic, financial, social, or political conditions that could adversely affect DoorDash or Instacart; the macroeconomic environment and geopolitical uncertainty; competition; changes in legislation or governmental regulations; legal proceedings and regulatory matters and developments; and DoorDash’s and Instacart’s respective brands and reputations. The forward-looking statements contained in this release are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described in the filings of DoorDash and Instacart with the Securities and Exchange Commission (the “SEC”), including DoorDash’s and Instacart’s respective Annual Reports on Form 10-K for the year ended December 31, 2025 and quarterly reports on Form 10-Q filed thereafter, as well as in the registration statement on Form S-4 and the proxy statement/prospectus described below when they become available. All forward-looking statements in this release are based on information available to DoorDash and Instacart and assumptions and beliefs as of the date hereof, and each of DoorDash and Instacart disclaims any obligation to update any forward-looking statements, except as required by law.

Important Additional Information Will Be Filed with the SEC and Where to Find It

In connection with the Proposed Transaction, DoorDash intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of DoorDash common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a proxy statement of Instacart that also constitutes a prospectus of DoorDash (the “proxy statement/prospectus”). Each of DoorDash and Instacart may also file other relevant documents with the SEC regarding the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of Instacart as of the record date established for voting on the Proposed Transaction. This release is not a substitute for the Registration Statement, the proxy statement/prospectus, or any other document that DoorDash or Instacart may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DOORDASH AND INSTACART ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, INSTACART, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available), as each may be amended or supplemented from time to time, and other documents containing important information about DoorDash, Instacart, and the Proposed Transaction, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DoorDash, including the proxy statement/prospectus (when available), will be available free of charge on DoorDash’s investor relations website at ir.doordash.com. Copies of the documents filed with the SEC by Instacart, including the proxy statement/prospectus (when available), will be available free of charge on Instacart’s investor relations website at investors.instacart.com.

Participants in the Solicitation

DoorDash, Instacart, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Instacart’s stockholders in respect of the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DoorDash, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2025, its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, and its definitive information statement on Schedule 14C filed with the SEC on August 27, 2026 (including the beneficial ownership information set forth therein), each filed with the SEC. Information about the directors and executive officers of Instacart, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Instacart’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, each filed with the SEC. To the extent holdings of securities by the directors and executive officers of DoorDash or Instacart have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4, or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC.

Other information regarding the interests of participants in the proxy solicitation, which may differ from the interests of DoorDash and Instacart stockholders generally, will be contained in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors and security holders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from DoorDash or Instacart using the sources indicated above.

No Offer or Solicitation

This release is for informational purposes only and is not intended to and shall not constitute an offer to sell buy or exchange, or the solicitation of an offer to sell, subscribe for, buy, or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance, exchange, or transfer of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities, including the shares of DoorDash common stock to be issued as part of the merger consideration in the Proposed Transaction, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.